

**PART II**

**OFFERING MEMORANDUM DATED JUNE 20, 2023**

SSA
STEINBERG
SPORTS ACADEMY

Steinberg Sports Academy, LLC
5240 Paradise Canyon Rd.
Paradise Valley, Arizona 85253
Steinbergsportsacademy.com

**Up to $5,000,000 of Convertible Promissory Note**

**Minimum Investment Amount: $500**

Steinberg Sports Academy, LLC ("SSA" "the company," "we," or "us"), is offering up to $5,000,000 worth of Convertible Promissory Notes (the "Notes"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by August 1, 2023, the end date of the offering. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by August 1, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Offering is being made through Andes Capital Group, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital, (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

*In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

**TABLE OF CONTENTS**

**THE COMPANY AND ITS BUSINESS**

**Overview**

Steinberg Sports Academy, LLC is a limited liability company organized on March 2, 2023, under the laws of Nevada. The company is located at 5240 Paradise Canyon Rd. Paradise Valley, Arizona.

The "Steinberg Sports Academy" (SSA) has established the goal of becoming the new prestigious "destination of choice" for excellence in every aspect of an adolescent's high school developmental and educational journey. Located in Mesa Arizona, contiguous with the 320- acre world-class Legacy Park, it is designed to become an elite educational experience at the highest levels in academics, sports, and personal development. In collaboration with our university partners, the Academy offers a dual degree program allowing junior and senior students on a specific curriculum track to graduate with a high school diploma and the equivalent of two-year college degree credits.

The Academy's unique approach to excellence has been inspired by the changes in the evolution of learning and the demands of the business environment. Our methodology includes a dedicated commitment to quality, distinction, and value. It integrates higher order thinking concepts such as Socratic analysis, critical thinking, cognitive dissonance, decision making skills, leadership, and entrepreneurship, to better prepare students for success regardless of their career track. These are combined with traditional academic core instruction to better prepare young learners for personal and enterprise success. Ancillary enhancements are provided through elective "specializations". These specialization tracks are advanced courses that are in-demand key concentrations of development. With an emphasis on the "whole student", the Academy provides learners with the guidance, support, and tools to achieve unique individualized stretch objectives. The entire process provides "practical application of academic theory" reinforced by our relationships with regionally accredited Universities, best-in-class strategic alliance partners, major league sports organizations, successful executives and celebrity mentors and coaches, collaboration with top industry leaders and corporations, opportunities for internships providing real-world experiences, and a variety of other innovative opportunities designed to enhance student learning and development.

This strategic business plan and implementation initiative has the advantage of both business practitioner and academic leadership experience to provide integrated perspectives at the highest level. The entities involved include Strategic Alliance Global LLC, Leigh Steinberg Sports, and Legacy Sport USA. They have joined forces to establish a shared vision of providing a superior alternative to the traditional education environment and collaborate on excellence in sports and in academia to provide a distinctive set of complementary core competencies we believe is unmatched by any high school in the nation.

We recognize that globalization and technology convergence continue to be strong drivers in the integration of new knowledge, skills, competencies, and abilities. They encompass the merger of physical, digital, and biological dimensions and require a custom and individualized approach to assist learners in understanding and leveraging the impact of the cultural, social, and economic changing dynamics. Our curriculum approach includes integration of virtual reality and augmented learning in appropriate cases, and a continuing focus on how best to leverage technology in learning. Part of the solution also includes an emphasis on "STEM" curriculum (science, technology, engineering & math), which are being integrated as appropriate throughout the curricula. Additionally, to support continued innovation and a "smart school" approach, a world-class learning management system (LMS) becomes a vital interface for online, remote, and on-campus learning as well as a State mandated administrative requirement. The platform provides the ability to satisfy regulatory mandates; quickly implement curriculum improvements; and provide ubiquitous access for online, in person, and hybrid cohorts. This functionality also dissipates geographic restrictions to enrollment and growth and provides inclusive opportunities for remote students and faculty.

The company's revenue components are as follows:

- Application & Testing: A nonrefundable $100 application processing fee is for new students only and covers all testing and enrollment costs.
- Registration & Enrollment: A $500.00 registration fee for entrance into the Academy applies to the tuition total and is non-refundable.
- Tuition: Tuition is $70,000 for boarding students, $20,000 for local students, $16,000 for the online education for the completed campus school year which plans to be available in 2024, with the online platform projected to be available Aug. 2023.
- There are no incremental fees for field trips, textbooks, workbooks, or classroom supplies.

**The Academy Mission Statement**

To educate and inspire learners by providing an exceptional "whole student" learning experience that provides the tools, support, encouragement, and the opportunity to achieve individual excellence.

**The Academy Vision Statement**

To be an international leader in education through "practical application of academic theory". To enhance the joy of learning, curiosity, discovery, teamwork, and individual success. To allow for realization of maximum potential by providing the highest quality educational experience consistent with the changing environment and evolving trends.

**Employees**

The company currently has 0 full-time employees and 0 part-time employees.

**Regulation**

Under Arizona Law, private schools are free to operate as they see fit without the supervision of state or local education authorities. However, they are required to meet certain guidelines for health and safety.

**Intellectual Property**

Currently, the company has a trademark for Steinberg Sports Academy, Higher Order Thinking – curriculum for high school students, Sports Business Methodologies, and Steinberg Brand Equity

**Litigation**

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

**Property**

The company is currently operating at 5240 Paradise Canyon Rd. Paradise Valley, Arizona 85253. However, the academy will be located at 6321 S. Ellsworth Rd. Mesa, Arizona 85212 when the lease between the parties is finalized.

**Due Diligence**

Due diligence by CrowdCheck, Inc.



**RISK FACTORS**

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

**Our company is brand new and has no operating history.**
The company was formed as an LLC in 2023. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

**There is no assurance the company will be able to continue as a going concern.**
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

**If the company cannot raise sufficient funds, it will not succeed.**
The company is offering Convertible Notes in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000.  Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

**Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.**
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect our ability to repay the Notes, or the conversion value of the Note, as well as the financial condition of the company's investors or prospective investors, resulting in reduced demand for the company's securities generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

**The company depends on key personnel and faces challenges recruiting needed personnel.**
The company's future success depends on the efforts of a small number of key personnel including Ray Powers, Leigh Steinberg, and John Stahl. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance

that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

**The company is dependent upon relationships between itself and universities partners.**
The near and long-term viability of the company's academics will depend, in part, on its ability to successfully continue its partnership with universities and colleges, and potentially develop new ones. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to maintain its collaborations on acceptable terms, it may not be able to commercialize its academics or generate sufficient revenue to fund further expansion and development efforts.

**The company is in a highly competitive market, and we may not be able to compete successfully against current and future competitors.**
The company competes with traditional public and private high schools, other proprietary schools, and alternatives to secondary education. Some of our competitors, both public and private, have greater financial and nonfinancial resources than us. Some of our competitors, both public and private, are able to offer programs similar to ours at a lower tuition level for a variety of reasons, including the availability of direct and indirect government subsidies, government and foundation grants, large endowments, tax-deductible contributions, and other financial resources not available to proprietary institutions, or by providing fewer student services or larger class sizes.

**The company is subject to risks relating to enrollment of students.**
The company may experience increased competition from other educational institutions in recruiting new students and retaining students already enrolled, causing enrollment and revenues to decline.

**The company is subject to risks relating to operating matters such as the price of tuition.**
If other private institutions reduce their price of tuition, the company's education could be become less attractive to prospective students. In addition, the company may be unable, for competitive reasons, to maintain and increase tuition rates in the future, adversely affecting future revenues and earnings.

*Risks Related to the Securities*

**Our founders has control over all stockholder decisions because he controls a substantial majority of our voting stock.**

As a result of the Common Units that they hold, Ray Powers and Leigh Steinberg, our co-founders and Chief Executive Officers will be able to exercise voting rights with respect to an aggregate of 900,000 units of Common Units, which will represent approximately 90% of the voting power of our outstanding capital units immediately following this offering. The Convertible Notes issued in this offering will not dilute our co-founders' voting control because the Convertible Notes has no voting rights. As a result, Ray Powers and Leigh Steinberg have the ability to control the outcome of all matters submitted to our unit holders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

**Our valuation and our offering price have been established internally and are difficult to assess.**

Steinberg Sports Academy, LLC has set the terms of its convertible note at of the company bear an interest rate of 6% with a 10% discount of shares if converted to Non-Voting Preferred Units and have a maturity date of 24 months from the close date of the funding. Close of funding is determined by: Expiration of the raise determined by Reg CF regulations, which is 12 months from the approval date; or completion of the full $5,000,000 raised, which is ever is sooner. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

**No guarantee of return on investment.**
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

**You can't easily resell the securities**.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

**The company's management has discretion as to use of proceeds.**
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for this convertible note hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

**Future fundraising may affect the rights of investors.**
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

**DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES**

This table shows the principal people on the company's team:

| Name | Position | Term of Office | Approx. hours per week (if not full time) |
|---|---|---|---|
| Executive Officers: | | | |
| Ray Powers | CEO | Indefinite. Appointed March 2, 2023 | Full Time |
| Leigh Steinberg | Co-CEO | Indefinite. Appointed March 2, 2023 | Full Time |
| John Stahl | CFO | Indefinite. Appointed March 2, 2023 | Full Time |
| Directors: | | | |
| Ray Powers | Director | Indefinite. Appointed March 2, 2023 | |
| Leigh Steinberg | Director | Indefinite. Appointed March 2, 2023 | |

| John Stahl | Director | Indefinite. Appointed March 2, 2023 | |
|---|---|---|---|

### Ray Powers, CEO and Director

With a 30-year+ background in business followed by a second career in academia, Dr. Ray Powers currently serves as the CEO of Envisage Global and the Managing Partner of Steinberg Sports Academy, an elite private school of excellence in both sports and academics. He has partnered with Steinberg Sports to design and build an elite high school located on the 320-acre world-class Legacy campus in Mesa, Arizona. With multiple relationships in the professional sports world, a dual degree program, and innovative higher order thinking curriculum, the Academy is designed as a prestigious educational experience at the highest levels in academics, sports, and personal development.

### Leigh Steinberg, Co-CEO & Director

Leigh Steinberg is a premier sports agent, entrepreneur, and Chairman and founder of Steinberg Sports and Entertainment. He is best known for his work building athletes into stand-along brands. He is often credited as the real-life inspiration for the Oscar-winning film Jerry Maguire. Leigh has represented many of the most successful athletes and coaches in football, basketball, baseball, hockey, boxing, golf, etc., including the number one overall pick in the NFL draft for an unprecedented eight times in conjunction with 64 total first round picks. He has represented notable athletes including Oscar De La Hoya and Lennox Lewis as well as multiple Olympians and professional teams. With an unrivaled history of record-setting contacts, Leigh has secured over $4 billion for his 300+ pro athlete clients and directed more than $800 million to various charities around the world.

In 2006, Leigh Steinberg and his affiliated companies were sued by a former client alleging breach of fiduciary duty and fraud. A judgment for $900,000 due to the former client was entered in 2009.

In 2012, Leigh Steinberg filed for voluntary Chapter 7 bankruptcy protection.

### John Stahl, CFO & Director

John is the President of Leigh Steinberg Sports & Entertainment located in Newport Beach, California. He is an advocate for advanced brain and body accelerated healing modalities, many of which are applicable to athletes who have been injured playing their sports and whose journey back to peak performance is of utmost importance both personally and professionally. John has served in senior leadership roles in both business and academia. He is the CFO for the Steinberg Sports Academy and on its Board of Directors.

### OWNERSHIP AND CAPITAL STRUCTURE

### Ownership

The following table shows who owns more than 20% of company's voting securities as of June 8, 2023]:

| Name of Beneficial owner | Amount and class of securities held | Percent of voting power prior to the Offering |
|---|---|---|
| Ray Powers | 500,000 – Common Units | 50% |
| Leigh Steinberg | 400,000 – Common Units | 40% |

The following table describes our capital structure as of the June 8, 2023

| Class of Equity | Authorized Limit | Issued and Outstanding | Committed, Not-issued* | Available |
|---|---|---|---|---|
| Common Units | 8,300,000 | 1,000,000 | 1,000,000 | 6,300,000 |
| Non-Voting Preferred Units | 6,300,000 | 0 | 0 | 6,300,000 |

\* 1,000,000 units are held in treasury to be issued at the board's discretion.

**USE OF PROCEEDS**

The company anticipates using the proceeds from this offering in the following manner:

| Purpose or Use of Funds | Allocation After Offering Expenses for a $25,000 Raise | Allocation After Offering Expense for a $5,000,000 Raise |
|---|---|---|
| Systems – Web Site, online app, updates, API Interface, Payroll/HR, Intranet, etc. | $0 | $425,000 |
| LMS Hosting, Curriculum Design & Tech Support | $0 | $125,000 |
| Technology – Software/Hardware Purchase and Upgrades | $0 | $50,000 |
| Back Office Admin, certificate issuance, accounting, legal, quality control, etc. | $0 | $150,000 |
| Legacy Sports Compound Rent | $0 | $100,000 |
| Sales & Marketing Costs | $0 | $500,000 |
| National Advertising Social Media Campaign | $10,000 | $200,000 |
| Marketing Collateral | $0 | $100,000 |
| Promotions/Trade Shows/Events/Celebs | $0 | $133,000 |
| Management, PM, and School Staff | $0 | $1,150,000 |
| Faculty | $0 | $250,000 |
| Plant Operations | $0 | $600,000 |
| Utilities | $0 | $32,250 |
| Insurance | $0 | $24,000 |

| | | |
|---|---|---|
| Office Supplies | $0 | $20,000 |
| Curriculum Development | $15,000 | $850,000 |
| Working Capital | $0 | $290,750 |

**The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.**

**FINANCIAL DISCUSSION**

**Financial statements**

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by McKenzie Forensic Group, Inc. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

**Overview**

Steinberg Sports Academy, LLC was registered in Nevada on March 2, 2023. The company is a business to consumer operation that seeks to capitalize on the private sports academies by providing a superior alternative to the traditional education environment, delivering an elite educational experience at the highest levels in academics, sports, and personal development.

As of March 2, 2023 (inception), the company had not begun operations and is not generating any revenue. The company may incur losses prior to generating positive retained earnings. During the next twelve months, the company intends to fund its operations with funding from the crowdfunding campaign and funds from revenue producing activities**.**

The company plans to start achieving revenue in the 2023-2024 school year, when the students begin to pay tuition to attend online classes. And we received receiving federal grants, pro sports training programs and corporate retreats on the existing sports compound.

***Plan of Operations and Milestones***
- Steinberg Sports Academy intends to finalize its school and campus design - $30,000,000 and associated with a secondary. This initial raise is to launch the academy's curriculum online school.
- The Academy will apply for WASC accreditation to ensure distinguished quality and the highest standards. Application requires at least one semester of operation prior to beginning the accreditation process - $10,000 per year
- Develop dual credit classes through college partners, Belhaven University and Park University – no cost incurred. Benefit is drawing students to their individual programs.
- Hire faculty, administration, operations, coaches, trainers to ensure quality care and curriculum for its students - $2,000,000 year one

***Liquidity and Capital Resources***

The company had approximately $15,984 cash on hand as of May 24, 2023.The company's operations to date have been funded by contributions from its shareholders. Including a $50,000 contribution made on March 17, 2023.

Currently, we estimate our burn rate (net cash out) to be on average $11,338.67 per month but will increase with the proceeds of this crowdfunding campaign, additionally, the company plans to start incurring revenue in 2024 when the school starts operations on campus.

### *Indebtedness*

Steinberg Sports Academy, LLC does not currently have any debt.

### Trends in Private Education

Competitor pricing for the top 20 private boarding high schools in Arizona ranges from $21,000 to $83,000 per school year.

The company believes that competitor schools in the marketplace that offer alternatives to public and charter schools and attempt to highlight diversity with little evidence of true distinction. Some employ significant local advertising campaigns: however, it is anticipated that the Academy will not be impacted because of its distinct differentiation. The ramp to full capacity is projected to be accomplished within 18 months, and it's anticipated to have a "waiting list" soon thereafter based on reputation and value. To maintain a superior market-position the emphasis will be on excellence in learning, a safe and caring environment, and a continuous review process that allows for flexibility and enhancements as changes occur in regulations, the socio-economic environment, technology convergence, or other drivers of change.

The company believes that the true largest competitor to private schools is not other private schools, but instead the public school system. However, they do not offer competitive or innovative programs.

### RELATED PARTY TRANSACTIONS

In 2023, the current owners of the companies contributed $50,000 to start its bank accounts and fund legal and account services.

### RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:
- On May 22, 2023, we granted 500,000 units of common units to Ray Powers reliance on 4(a)(2) of the Securities Act, for consideration of $100. The proceeds of this offering were used for general business purposes.

- On May 22, 2023 we granted 400,000 units of common units to Leigh Steinberg in reliance on 4(a)(2) of the Securities Act, for consideration of $100. The proceeds of this offering were used for general business purposes.

- On May 22, 2023, we granted 100,000 units of common units to John Strahl reliance on 4(a)(2) of the Securities Act, for consideration of $100. The proceeds of this offering were used for general business purposes.

### SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

*The following descriptions summarize important terms of our capital units. This summary reflects Steinberg Sports Academy's Certificate of Organization n and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Operating Agreement. For a complete description the company's capital stock, you should refer to our Certificate of Organization and our Operating Agreement and applicable provisions of the Nevada General Corporation Law.*

**General**

The Company's authorized securities consist of up to 8,300,000 units of common units, and 6,300,000 of non-voting preferred units.  As of May 22, 2023, there were 1,000,000 units of Common Units outstanding.

***Convertible Promissory Notes***
  *Interest Rate and Maturity*
The issued convertible promissory notes of the company bear an interest rate of 6% with a 10% discount of shares if converted to Non-Voting Preferred Units and have a maturity date of 24 months from the close date of the funding. Close of funding is determined by: Expiration of the raise determined by Reg CF regulations, which is 12 months from the approval date; or completion of the full $5,000,000 raised, which is ever is sooner.

  *Conversion terms*
  Options of conversion will be voted by the board at the time of maturity, they are as follows:

  1) Investors are paid in full their principle and accrued interest.
  2)  Investors are paid a partial amount of principle and accrued interest with any remaining balance converted to the preferred non-voting units as set forth in the terms.
  3)  Full principal and interest due shall be converted to the preferred non-voting units at terms set.
  4) The note is extended with revised terms.

**What it Means to be a Minority Holder**

As an investor in [Security] of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Transfer Agent**

The company has selected KoreConX an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

**DILUTION**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery.  However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe.  The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the  company's balance sheet as prepared by its accountants.  However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return.  However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth.  Typically, liquidation value and book value will produce a lower valuation than the earnings approach.  However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently.  They may use a different valuation method, or different assumptions about the company's business and its market.  Different valuations may mean that the value assigned to your investment changes.  It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did.  If this happens, the value of the investment will go down.

**How we determined the offering price**

The offering price for our current offering was determined based on the following information:

The company has yet to prepare a valuation but plans to do so in the future. The valuation will be completed at the end of the construction period of the school physical location, if not sooner. Without having the valuation completed, the company felt it more appropriate to offer a convertible note which will convert at a discount if the note is not paid in full (principle and accrued interest).

**REGULATORY INFORMATION**

**Disqualification**

Neither the company or any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

**Annual reports**

[The company has not filed annual reports to date.] The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://steinbergsportsacademy.com/investors

The company must continue to comply with the ongoing reporting requirements until:

(1)        it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)    it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)    it has filed at least three  annual reports pursuant to Regulation Crowdfunding;

(4)    it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)    it liquidates or dissolves its business in accordance with state law.

**Compliance failure**

 The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**Andes Capital Group, LLC INVESTING PROCESS**

**Information Regarding Length of Time of Offering**

*Investment Cancellations*: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

*Notifications*: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

*Material Changes*: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

*Rolling and Early Closings*: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates**

Information regarding updates to the offering and to subscribe can be found here
https://steinbergsportsacademy.com/investments

# STEINBERG SPORTS ACADEMY, LLC

**Audited Financial Statements
As of May 24, 2023**

# **TABLE OF CONTENTS**



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
Steinberg Sports Academy, LLC


We have audited the financial statements of Steinberg Sports Academy, LLC, which comprise the Balance Sheet as of May 23, 2023 and the related statements of income and cash flows for the period then ended and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steinberg Sports Academy, LLC, as of May 24, 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McKenzie Forensic Group, Inc.
Firm Audit License #: OFR657
Individual License #: AC44080

Principal: Nathan McKenzie, MBA, CPA, CVA, CFE, CAM

Lead Auditor: JaJuan Williams, CPA, MBA

Individual License #: CP11900309

# STEINBERG SPORTS ACADEMY, LLC
## Balance Sheet
### As of May 24,2023

|                                | 2023    |
| ------------------------------ | ------- |
| **ASSETS**                     |         |
| **Current Assets**             |         |
| **Bank Accounts**              |         |
| **Cash & Checking accounts**   | 15,984  |
| **Total Bank Accounts**        | **15,984** |
| **TOTAL ASSETS**               | **15,984** |
| **LIABILITIES AND EQUITY**     |         |
| **Liabilities**                |         |
| **Current Liabilities**        |         |
| **Total Liabilities**          | **0**   |
| **Equity**                     |         |
| **Investor Equity**            | 50,000  |
| **Retained Earnings**          | 0       |
| **Net Income**                 | -34,016 |
| **Total Equity**               | **15,984** |
| **TOTAL LIABILITIES AND EQUITY** | **15,984** |

-The accompanying notes are an integral part of these financial statements

# STEINBERG SPORTS ACADEMY, LLC
## Statement of Income
### For the Period Ending May 24, 2023

|  | Total |  |
|---|---|---|
| **Income** |  |  |
| **Total Income** |  |  |
| **Gross Profit** | $ | 0 |
| **Expenses** |  |  |
| Advertising |  | 0 |
| Legal & Professional Fees |  | 0 |
| Broker Dealer Fees |  | 11,500 |
| Consulting Fees |  | 2,500 |
| Legal Fees |  | 20,000 |
| Dues & Subscriptions |  | 0 |
| Office Software Subscriptions |  | 16 |
| Office Supplies |  | 0 |
| Postage |  | 0 |
| **Total Expenses** | $ | 34,016 |
| **Net Operating Income** | -$ | 34,016 |
| **Other Income** |  |  |
| Interest Earned | $ | 1 |
| **Total Other Income** | $ | 1 |
| **Net Other Income** | $ | 1 |
|  |  |  |
| **Net Income** | -$ | 34,016 |

-The accompanying notes are an integral part of these financial statements

# STEINBERG SPORTS ACADEMY, LLC
## STATEMENT OF CASHFLOWS
### FOR PERIOD ENDING MAY 24, 2023

|  | 2023 |
|  | $ |
| **Cash flows from operating activities:** | |
| Net income (loss) | -34,016 |
| **Adjustments to reconcile net income to net** | |
| **cash provided by operating activities:** | |
| Depreciation & amortization | 0 |
| **Changes in assets and liabilities** | |
| (Increase) decrease in accounts receivables | - |
| (Increase) decrease in deposits | 0 |
| (Increase) decrease in loans payable | 0 |
| (Increase) decrease in payroll taxes payable | - |
| (Increase) decrease in customer deposits | - |
| **Net cash provided by operating activities** | **-34,016** |
| | |
| **Cash flows from investing activities:** | |
| Payments for purchase of property and equipment | 0 |
| Distributions to partners | 0 |
| | |
| **Net Cash used by investing activities** | **0** |
| | |
| **Cash flows from financing activities:** | |
| Procceds from debt | 0 |
| Payment of shareholder loans | - |
| Owner Paid In Capital | 50,000 |
| | |
| Net cash provided by financing activities | 50,000 |
| | |
| Net increase in cash and cash equivalents | 15,984 |
| Cash and equivalents at beginning of period | 0 |
| | |
| Cash and equivalents at end of period | **15,984** |
| | |
| Cash paid for interest | 0 |

The accompanying notes are an integral part of these financial statements.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies Steinberg Sports Academy, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

## ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the state of Nevada, USA, in March, 2023.

## BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements are presented on the accrual basis of accounting.

## REVENUE RECOGNITION

Revenues are recognized as earned. As of May 24, 2023 there is no revenue.

## CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, "cash and cash equivalent" represent cash in hand, current bank accounts and fixed deposits with banks maturing within three months or less from the balance sheet date. Over draft bank account fluctuating from debit to credit balance are deducted from "cash and cash equivalent".

# NOTES TO THE FINANCIAL STATEMENTS (cont'd)

## TRADE ACCOUNTS RECEIVABLES

Accounts receivable are shown on the balance sheet at their net realizable value. A provision for doubtful accounts is taken after reviewing all the balances at year end. Uncollected amounts are written off in the period they are recognized. The company currently does not have any open receivables.

## FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. The company's financial instruments principally comprise of cash and bank balances, accounts receivable, accounts payable, accrued expenses and short-term borrowings.

## SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 30, 2023 the date that the financial statements were available to be issued.